U.S. SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON D.C. 20549


                             FORM 12b-25
                  Commission File Number 000-32329


                     NOTIFICATION OF LATE FILING

                            (Check One):
 [X] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [ ] Form 10-Q   [ ]
                             Form N-SAR

For Period Ended:  September 30, 2007

[ ] Transition Report on Form 10-K [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                    Part I-Registrant Information

Full Name of Registrant       ALNILAM CORPORATION

Former Name if Applicable

Address of principal executive office (Street and number)

City, State and Zip Code           3151 AIRWAY AVENUE
                                   SUITE P-3
                                   COSTA MESA, CA 92626

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                  Part II-Rules 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

     a. The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     b. The subject annual report, semi-annual report, transition report on Form 10-K, 20 F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     c. The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                         Part III-Narrative

          State below in reasonable detail the reasons why the form 10-K, 11-K, 20-F, 10-Q or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets of needed.)

     Financial statements were not received in sufficient time to be reviewed and certified to by management.

                      Part IV-Other Information

     1. Name and telephone number of person to contact in regard to this notification

          ERIC BRONK                  (949)           644-0095
          (Name)                   (Area Code)    (Telephone No.)

     2. Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

               [X] Yes     [  ] No

     3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

               [  ] Yes     [X] No

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.


                      ALNILAM INVESTMENTS, INC.
            (Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  December 17, 2007                By: /s/ Eric Bronk
                                            Eric Bronk